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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                       CHAMPION INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       CHAMPION INTERNATIONAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   158525105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             STEPHEN B. BROWN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       CHAMPION INTERNATIONAL CORPORATION
                               ONE CHAMPION PLAZA
                          STAMFORD, CONNECTICUT 06921
                                 (203) 358-7000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              BLAINE V. FOGG, ESQ.
                              JOSEPH A. COCO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Champion International Corporation, a New York corporation ("Champion"). The address of the principal executive offices of Champion is One Champion Plaza, Stamford, Connecticut 06921. The telephone number of the principal executive offices of Champion is (203) 358-7000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.50 per share (the "Common Stock"), of Champion, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"). As of May 11, 2000, there were 96,851,138 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Champion, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by International Paper Company, a New York corporation ("International Paper"), through its wholly owned subsidiary, Condor Acquisition Corporation, a New York corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO, dated May 19, 2000 (the "Schedule TO"), to exchange each issued and outstanding Share for
(i) $50 net to the seller in cash and (ii) a number of shares of International Paper common stock (the "Exchange Ratio") equal to (A) $25 divided by the Average IP Trading Price (as defined below), if the Average IP Trading Price is greater than or equal to $34 or (B) .7353, if the Average IP Trading Price is less than $34, subject to the terms and conditions set forth in the prospectus relating to the exchange offer, dated May 16, 2000 (the "Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). If the Purchaser does not accept for payment the Shares in the Offer on June 16, 2000 by virtue of the failure of any of the regulatory conditions to the Offer set forth in the Prospectus to be satisfied, the Purchaser will pay to the holders of Shares an additional payment in cash calculated at a rate of 8% per annum on the $75 per share Offer consideration from and after such date until the acceptance for payment of Shares validly tendered and not withdrawn in the Offer. For purposes of the Offer, "Average IP Trading Price" means the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of International Paper common stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets, for the 15 trading days randomly selected by lot by International Paper and Champion together from the 30 consecutive trading days ending on the third trading day immediately preceding the date on which all of the conditions to the Offer set forth in the Prospectus have been satisfied or waived.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2000 (the "Merger Agreement"), among Champion, International Paper and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Champion (the "Merger"), with Champion as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by International Paper, the Purchaser or Champion and by shareholders who perfect appraisal rights under New York law, which will be available only if the Merger is completed as a short-form merger pursuant to Section 905 of the New York Business Corporation Law) will be converted into the right to receive the same amount of cash and shares of International Paper common stock as is being offered in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

     As set forth in the Prospectus, the principal executive offices of International Paper and the Purchaser are located at Two Manhattanville Road, Purchase, New York 10577.

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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained in the Information Statement attached hereto as
Schedule I is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Champion or its affiliates and Champion's executive officers, directors or affiliates, or between Champion or its affiliates and International Paper or the Purchaser or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

     Treatment of Options and Restricted Stock Units. The Merger Agreement provides that each outstanding option to purchase Shares which has been granted under Champion's stock plans, programs, arrangements and agreements, including those granted to the executive officers of Champion, whether or not vested or exercisable, will be cancelled in exchange for a single lump cash payment by International Paper at the Effective Time in an amount equal to the product of the number of Shares subject to such option immediately prior to the Effective Time and the excess, if any, of $75 over the exercise price per Share of such option. The aggregate cash value (measured by calculating the difference between $75 per share and the weighted average exercise price) for all outstanding options held by Champion's executive officers is approximately $30,000,000.

     The Merger Agreement also provides that each restricted stock unit granted to an employee or former employee of Champion, whether or not vested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a single lump sum cash payment of $75, payable by International Paper at the Effective Time.

     Employment and Severance Agreements. The Merger will constitute a "change in control" of Champion within the meaning of Champion's employment or severance agreements with fourteen Champion executives. All of these agreements provide for the payment in a lump sum of the following amounts if the executive is terminated without cause (as defined in the relevant employment or severance agreement) within three years after a change in control of Champion: (1) severance pay and medical, dental and disability coverage, for two years in the event of certain types of terminations or three years (except with respect to one executive, who will only receive benefits measured by a deemed severance period of two years) in the event of other types of terminations; (2) except with respect to one executive, the present value of all of the executive's retirement benefits, other than the portion attributable to Champion's qualified pension plan, after providing credit for two additional years of service in the event of certain types of terminations or three additional years of service in the event of other types of terminations; and (3) an amount sufficient to make the executive whole with respect to any applicable excise tax on benefits received in connection with a change in control. In addition, Champion would be required to pay the executive's legal expenses if Champion does not make the required payments under the agreements.

     Each agreement further provides that Champion will fund the foregoing amounts through a trust when a potential change in control occurs. A potential change in control had occurred in connection with the signing of an Agreement and Plan of Merger with UPM-Kymmene Corporation dated February 17, 2000 (the "UPM-Kymmene Merger Agreement"). Accordingly, Champion had placed into trust approximately $159 million to fund its potential payment obligations. It is anticipated that an additional approximately $40 million will be required largely as a result of the treatment of options and restricted stock units in the Merger Agreement.

     With respect to nine of the fourteen Champion executives, the Merger Agreement provides that, upon certain terminations of employment, those executives will receive benefits measured by a deemed severance period of three years (except with respect to one executive, who will receive benefits measured by a deemed severance period of two years); provided that (1) such executive continues to be employed by Champion after the closing date of the Merger and does not terminate his employment prior to December 31, 2000, (2) the date of termination of such executive shall be at the election of International Paper if such termination occurs before December 31, 2000, (3) such executive agrees that he will not knowingly make any statement or take any action that would disparage or otherwise harm International Paper, Champion or their respective businesses or reputations or that of their officers, directors or shareholders and (4) such executive agrees that until the earlier of December 31, 2000 or the termination of his employment at the election of International
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Paper, he will fully cooperate with International Paper by providing it with such information about Champion (and other companies to the extent such information is not covered by a confidentiality agreement) as it may reasonably request and will use his reasonable best efforts to take all actions necessary or desirable to effect an orderly and expeditious integration of Champion and International Paper after the closing of the Merger.

     Deferred Compensation Plan. The Merger Agreement provides that International Paper will honor all accrued obligations under Champion's deferred compensation and supplemental retirement plans. Each unit of deferred compensation or supplemental savings which is measured by, or deemed invested in, a share of Champion common stock (a "Phantom Share") will, if issued under a plan which gives the participants no investment alternatives, be automatically converted into a number of shares of International Paper phantom stock equal to the sum of (1) $50 divided by the Average IP Trading Price and (2) the Exchange Ratio. If a Phantom Share was issued under a plan which gives participants investment alternatives, then (1) one-third of each Phantom Share will automatically be converted into the number of phantom shares of International Paper common stock equal to the Exchange Ratio; and (2) two-thirds of each Phantom Share will automatically be deemed to be converted into $50 in cash available for alternative deemed investments under the relevant plan.

     Severance Plans. The Merger Agreement provides that International Paper will honor Champion's severance policy in effect as of the Effective Time through at least December 31, 2001. In addition, for at least two years following the merger, International Paper will honor the Severance Plan for Key Employees, which currently contains up to 201 participants. For at least one year following the merger, International Paper will also honor the Reorganization Severance Plan which Champion will establish prior to the Effective Time. This plan will cover approximately 5,600 nonrepresented salaried and hourly employees, excluding any employees who have individual agreements with Champion with respect to severance.

     Champion Benefit Plans. Pursuant to the terms of the Merger Agreement, International Paper has agreed that, at least through December 31, 2001, all current and former employees of Champion will be provided with salary and benefits under employee benefit plans with terms that are at least as favorable, in the aggregate, as those currently provided by Champion. Champion will also continue to honor certain life insurance plans and agreements for its executive officers.

     Bonus Plans. The Merger Agreement provides that Champion will pay a pro rata bonus to certain of its employees, including its executive officers, with respect to their employment with Champion during the year 2000 through the Effective Time. If an employee is not terminated on or prior to December 31, 2000, this bonus will be payable on or prior to February 28, 2001 in accordance with International Paper's standard policies in effect for year 2000 bonuses; provided that the employee has not voluntarily terminated his or her employment on or before the bonus payment date. If an employee is terminated without cause (as defined in Champion's Severance Plan for Key Employees) prior to December 31, 2000, then the bonus will be payable within five days of termination. This bonus amount will be determined by Champion in a manner consistent with past practice and shall be reviewed with and be reasonably acceptable to International Paper.

     Certain of Champion's employees, including its executive officers, will also receive a pro rata bonus with respect to their employment with Champion or International Paper during the year 2000 from the Effective Time through December 31, 2000; provided that similarly situated employees of International Paper participate in International Paper's bonus plans. If an employee (1) is not terminated on or prior to December 31, 2000 and has not voluntarily terminated his or her employment on or before the bonus payment date or (2) is terminated without cause prior to December 31, 2000, then this bonus will be payable on or prior to February 28, 2001 in accordance with International Paper's standard policies in effect for year 2000 bonuses. This bonus will be reasonably determined by International Paper by application of (1) Champion's targets and (2) International Paper's performance measures, each as in effect on May 12, 2000.

     Retention Plan. In addition, Champion will establish a retention plan for certain of its employees. This plan will have an aggregate cost of up to $11,500,000 and will contain participants who are determined as reasonably and mutually acceptable to International Paper and Champion. Payment under this plan will be made to Champion's employees who are employed by Champion at the first anniversary of the Effective Time or who have previously been terminated without cause, terminated as a result of death or disability or
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constructively terminated. A participant's payment will be equal to 50% of his or her salary as in effect immediately prior to the Effective Time.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that for a period of six years from the Effective Time, the Surviving Corporation will maintain in effect Champion's existing directors' and officers' liability insurance covering those persons who were covered under such insurance on May 12, 2000 (the "Indemnified Parties"); provided that International Paper is not required to expend an amount in excess of 225% of the annual premiums currently paid by Champion for such insurance. If such insurance coverage is not otherwise available, International Paper will cause its directors' and officers' liability insurance then in effect to cover those persons who are covered on May 12, 2000 with respect to those matters covered by Champion's directors' and officers' liability policy.

     The Surviving Corporation will also indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' service as officers, directors, employees or agents of Champion or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of Champion or any of its subsidiaries occurring prior to the Effective Time, including the transactions contemplated by the Merger Agreement. In the event that any Indemnified Party becomes involved in any action, proceeding or investigation in connection with any matter occurring prior to the Effective Time, the Surviving Corporation will pay, as incurred, such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Subject to certain notice and cooperation provisions, the Surviving Corporation will pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnification provisions of the Merger Agreement or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement.

     The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on May 12, 2000, the Champion Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Champion and its shareholders. The Champion Board recommends that Champion's shareholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to Champion's shareholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

BACKGROUND

     As part of the continuous evaluation of its businesses and plans, International Paper regularly considers a variety of strategic options and transactions. In recent years, as part of this process, International Paper's management has evaluated various alternatives for expanding its paper manufacturing and products businesses, including the advisability of acquisitions, and has, from time to time, analyzed opportunities for consolidation in the paper manufacturing and products industries and discussed such matters with the International Paper Board of Directors.

     On February 17, 2000, Champion entered into an Agreement and Plan of Merger with UPM-Kymmene Corporation. Under the terms of the UPM-Kymmene Merger Agreement, a subsidiary of UPM-Kymmene would have been merged with and into Champion, and each outstanding share of Champion's common stock would have been converted into 1.99 UPM-Kymmene American Depositary Shares representing

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UPM-Kymmene's ordinary shares or, at the option of each Champion shareholder,
1.99 UPM-Kymmene ordinary shares.

     On April 24, 2000, with the approval of the International Paper Board of Directors, John T. Dillon, Chief Executive Officer of International Paper, sent the following letter to Richard E. Olson, Chairman and Chief Executive Officer of Champion.

Mr. Richard E. Olson
Chairman & CEO
Champion International Corporation
One Champion Plaza
Stamford, CT 06921

Dear Dick:

     Our board of directors has authorized me to convey to you and to the board of directors of Champion International Corporation our offer to acquire all of Champion shares for a combination of cash and International Paper common stock at a value of $64 per share, of which $43 is cash and $21 is International Paper common stock. Based on today's closing price of $39 15/16 for International Paper common stock, the exchange ratio represented by the stock portion of our offer is 0.526. In order to protect the value of our offer for Champion shareholders, we would maintain the value of the stock component down to a price of $36 per International Paper share.

     Our two companies, while competitors, are headquartered only a few miles from each other, and many of us have enjoyed close friendships with Champion employees at all levels over many years. We are confident that our corporate "cultures" are similar, and that an assimilation of the two companies would be relatively easy. We believe that our recent experience with Union Camp and Federal Paperboard, both companies which you knew well, demonstrates our ability to combine the best of both companies into an even better company. In addition, a merger between International Paper and Champion would permit the combined company to realize many efficiencies and create an even stronger competitor in an industry which must now compete on a global basis.

     We are of course aware that Champion is currently a party to a merger agreement with UPM-Kymmene Corporation. Based on today's closing price of UPM-Kymmene ADRs, under that agreement Champion shareholders would receive UPM-Kymmene shares with a value of $52.735. We believe it is clear that our proposal represents a superior offer in a number of important respects. It represents a 21.4% premium over the implied value of the UPM-Kymmene offer today; it is largely in cash; and, because of our inclusion in the Dow Jones Industrial Average as well as our average daily trading volume on the New York Stock Exchange, the International Paper stock we are offering is far more liquid than ADRs or shares traded on the Helsinki Exchange.

     In addition, our proposal is not subject to a due diligence review of your business, to pooling-of-interests accounting treatment, or to a vote of the International Paper shareholders. We are confident that there are no impediments to our offer from an antitrust or other standpoint. Nonetheless, International Paper will give Champion International the same undertaking as did UPM-Kymmene to take whatever steps are required to obtain regulatory approval. Furthermore, our lawyers have a draft agreement containing substantially similar conditions, representations and warranties as in the UPM-Kymmene agreement. We have fully committed financing for our offer. We will be making our Hart-Scott-Rodino filing within a day or two. In short, we are convinced we can consummate the transaction quickly.

     Dick, I think you already know that our board of directors and I have a great deal of respect for you and for the Champion board. We would have much preferred to discuss this matter with you directly, but recognized that you were bound by the strict terms of your merger agreement. However, given developments in the market subsequent to the UPM-Kymmene proposal, what is contained in this letter is clearly a superior proposal from a financial point of view, and we are certain that the Champion board of directors, as well as the Champion shareholders, will recognize that fact.

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     I want to assure you that we view a merger with Champion as an important strategic objective for International Paper and that we are committed to bringing the combination to a successful conclusion. We understand that, after UPM-Kymmene has been informed of our proposal, which we intend to make public, the Champion board can authorize management to enter into discussions with us, and we would respectfully request that the Champion board make that determination as soon as possible. I look forward to meeting with you at the earliest opportunity.

                                          Sincerely,

                                          John

     Champion and International Paper subsequently issued press releases announcing the delivery of the International Paper proposal.

     On April 27, 2000, the Champion Board held a meeting to discuss the International Paper proposal and to review, with Champion's counsel, Champion's obligations under the UPM-Kymmene Merger Agreement and the Board's fiduciary duties to Champion's shareholders.

     On April 28, 2000, counsel for International Paper contacted counsel for Champion to advise Champion that International Paper would be prepared to increase its offer if the Champion Board of Directors conducted a fair process to sell Champion. Counsel for Champion responded that Champion and its representatives were restricted under the terms of the UPM-Kymmene Merger Agreement from engaging in discussions or negotiations with International Paper and its representatives and that the Champion Board of Directors would consider International Paper's proposal and take appropriate action consistent with the Board's fiduciary duties and the UPM-Kymmene Merger Agreement, perhaps sometime in the following week.

     On May 5, 2000, the Champion Board held a meeting to further discuss the International Paper proposal. At this meeting, the Champion Board determined, after consulting with its financial advisors and counsel, that engaging in negotiations with International Paper could reasonably be likely to lead to the delivery of a superior proposal and was necessary to discharge the Board's fiduciary duties. Accordingly, the Board authorized Champion management and its advisors to commence negotiations with International Paper with respect to a possible acquisition of Champion by International Paper. Following the Board meeting, Champion informed UPM-Kymmene of the Board's determination to commence negotiations.

     Later on May 5, 2000, International Paper and Champion entered into a confidentiality agreement, and counsel for International Paper delivered a draft merger agreement to counsel for Champion. On May 6, 2000, counsel for UPM-Kymmene delivered a draft amendment to the existing merger agreement between Champion and UPM-Kymmene reflecting a possible acquisition of Champion by UPM-Kymmene in an all-cash transaction.

     Commencing on May 7, 2000, counsel for Champion negotiated the terms of the draft merger agreements with counsel for International Paper and UPM-Kymmene, respectively.

     On May 8, 2000, Juha Niemela, President and Chief Executive Officer of UPM-Kymmene delivered a letter to Mr. Olson proposing that UPM-Kymmene acquire all outstanding Champion shares at a price of $70 per share in cash. The terms of the UPM-Kymmene proposal indicated that the terms of the proposal were not permitted to be disclosed prior to its acceptance.

     Following receipt of UPM-Kymmene's proposal, counsel for Champion informed counsel for International Paper that UPM-Kymmene had made a proposal to acquire Champion at a price substantially higher than the International Paper proposal, but that under the terms of the UPM-Kymmene proposal, Champion was not permitted to disclose the price or other terms of the proposal to International Paper.

     On May 9, 2000, Mr. Dillon delivered a letter and revised draft of a merger agreement to Mr. Olson which contemplated a $75 per share cash tender offer for two-thirds of the outstanding shares of Champion common stock to be followed by a stock-for-stock merger in which each share of Champion common stock

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would be converted into shares of International Paper common stock with a value of $75 (subject to a price floor of $34.50 per International Paper share). Under the terms of the revised International Paper proposal, International Paper had the right to withdraw its offer if (1) the Champion Board did not determine prior to 11:59 p.m. on May 9, 2000 that the revised International Paper proposal constituted a superior proposal or (2) Champion had not accepted International Paper's revised proposal and executed a merger agreement with International Paper prior to 6:00 p.m. on May 12, 2000.

     Later that evening, the Champion Board held a meeting to discuss International Paper's and UPM-Kymmene's revised proposals. At this meeting, the Champion Board, after consulting with its financial advisors and counsel, determined that International Paper's revised proposal constituted a superior proposal and that it was necessary to terminate the UPM-Kymmene Merger Agreement and enter into the International Paper merger agreement in order for the Board to comply with its fiduciary duties. Following the Board meeting, Champion notified UPM-Kymmene of the Board's determination and its intent to terminate the UPM-Kymmene Merger Agreement and enter into the International Paper merger agreement at 5:00 p.m. on May 12, 2000 if the International Paper proposal continued to constitute a superior proposal at such time.

     From May 9, 2000 to May 12, 2000, counsel for Champion and counsel for International Paper and UPM-Kymmene continued to negotiate the terms of the draft merger agreements.

     During the afternoon of May 12, 2000, International Paper delivered a letter to Champion indicating that, on the assumption that Champion's Board of Directors was prepared to terminate the UPM-Kymmene Merger Agreement at 5:00 p.m. on such date, it was prepared to (1) convert the structure of its proposal to provide for an exchange offer for all outstanding Champion shares consisting of $50 in cash and shares of International Paper common stock having a value of $25, (2) adjust the price floor on the stock portion of the consideration to $34 and (3) pay Champion shareholders an additional payment in cash calculated at a rate of 8% per annum on the $75 per share Offer consideration in the event that the closing of the exchange offer is delayed due to the failure to obtain antitrust approvals.

     The Champion Board held a meeting beginning at approximately 4:30 p.m. on May 12, 2000. Shortly after the meeting commenced, UPM-Kymmene and its counsel informed Champion and its counsel that UPM-Kymmene was unwilling to revise its $70 per share offer. Also during the Board meeting, at approximately 4:45 p.m., Champion's counsel and financial advisors contacted International Paper's counsel and financial advisors to inquire as to whether $75 per share represented International Paper's best offer. International Paper declined to increase its $75 per share offer, but reaffirmed its willingness to make the adjustments described in its May 12 letter. The Champion Board then reaffirmed its determination that International Paper's $75 per share proposal continued to constitute a superior proposal and determined that terminating the UPM-Kymmene Merger Agreement was necessary for the Board to comply with its fiduciary duties and that the International Paper Merger Agreement was fair to and in the best interests of Champion shareholders. The Board then determined to terminate the UPM-Kymmene Merger Agreement.

     Following the Champion Board meeting, Champion terminated the UPM-Kymmene Merger Agreement and paid UPM-Kymmene the $210 million termination fee and expenses required under the UPM-Kymmene Merger Agreement. Later that evening, International Paper and Champion executed the merger agreement and issued press releases to that effect.

REASONS FOR THE CHAMPION BOARD'S RECOMMENDATION; FACTORS CONSIDERED

     In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that Champion's shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors of Champion considered a number of factors, including:

          1. The Board's belief that the $75 per Share consideration offered by International Paper pursuant to the Merger Agreement was superior to the $70 per Share consideration offered by UPM-Kymmene pursuant to its proposal on May 8, 2000. The Board also considered that UPM-Kymmene had informed Champion on May 12, 2000 that it would not increase its $70 per share offer.

          2. The opinion of Goldman, Sachs & Co. to the effect that, as of May 12, 2000, the consideration to be paid in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of

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     view to Champion's shareholders (other than International Paper). See
     "-- Opinion of Goldman, Sachs & Co."

          3. The fact that the value of the stock portion of the consideration offered in the Offer and the Merger is protected to the extent that the Average IP Trading Price falls to $34 per share, but could decrease in the event that the Average IP Trading Price were to fall below $34 per share. The Board also considered the fact that the per Share consideration offered in the Offer and the Merger will bear cash interest at the rate of 8% per annum if the Offer is not consummated by June 16, 2000 due to the failure to obtain certain regulatory approvals by such date.

          4. The fact that since the public announcement of the execution of the UPM-Kymmene Merger Agreement on February 17, 2000, no third party (other than International Paper) had expressed to Champion an interest in pursuing a possible business combination.

          5. The fact that the consideration and other terms of the Merger Agreement resulted from arms-length negotiations between Champion and International Paper, and the Champion Board's belief that $75 per Share represented the highest per Share consideration that could be negotiated with International Paper.

          6. The commitment by International Paper in the Merger Agreement to take all actions necessary to obtain the required regulatory approvals of the Offer and the Merger, except to the extent that such actions would have a material adverse effect on International Paper.

          7. The fact that the Offer and the Merger provide for a prompt exchange offer for all Shares to be followed by a second-step merger at the same consideration, thereby enabling Champion's shareholders to obtain the benefits of the transaction at the earliest possible time.

          8. The financial ability of International Paper to consummate the Offer and the Merger. In this regard, the Board noted that International Paper had received executed commitment letters from financial institutions providing for all financing necessary to purchase the Shares and to pay all transaction fees in connection with the Offer and the Merger.

          9. The fact that the Merger Agreement permits Champion to furnish information to and participate in negotiations with third parties in response to an unsolicited acquisition proposal if a majority of the Champion Board of Directors (a) reasonably determines in good faith, after consultation with an independent, nationally recognized investment bank, that taking such action would be reasonably likely to lead to the delivery to Champion of a superior proposal and (b) determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

          10. The fact that the Champion Board of Directors is permitted to terminate the Merger Agreement if prior to the purchase of Shares pursuant to the Offer, a superior proposal is received by Champion and the Champion Board of Directors reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

     The foregoing discussion of the information and factors considered by the Champion Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Champion Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

OPINION OF GOLDMAN, SACHS & CO.

     On May 12, 2000, Goldman Sachs delivered its oral opinion to the Board of Directors of Champion that, as of such date, the consideration to be received in the offer and the merger was fair from a financial point of view to the holders (other than International Paper) of Champion common stock. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion dated May 12, 2000.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED MAY 12, 2000, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE

OPINION, IS ATTACHED AS SCHEDULE II AND IS INCORPORATED BY REFERENCE IN THIS
SCHEDULE 14D-9. YOU SHOULD READ THE OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the Merger Agreement;

     - Annual Reports to Shareholders and Annual Reports on Form 10-K of Champion and International Paper for the five years ended December 31, 1999;

     - certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Champion and International Paper;

     - certain other communications from Champion and International Paper to their respective shareholders; and

     - certain internal financial analyses and forecasts for Champion and International Paper prepared by their respective managements.

     Goldman Sachs also held discussions with members of the senior managements of Champion and International Paper regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement, the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of Champion and International Paper, and certain cost savings and operating synergies projected by the managements of Champion and International Paper to result from the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs:

     - reviewed the reported price and trading activity for the Champion common stock and International Paper common stock;

     - compared certain financial and stock market information for Champion and International Paper with similar information for certain other publicly-traded companies;

     - reviewed the financial terms of certain recent business combinations in the paper and forest products industry specifically and in other industries generally; and

     - performed such other studies and analyses as Goldman Sachs considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the merger agreement will be obtained without any adverse effect on Champion or International Paper or on the contemplated benefits of the transactions contemplated by the Merger Agreement. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Champion or International Paper or any of their respective subsidiaries and were not furnished with any such evaluation or appraisal.

     The advisory services and opinion of Goldman Sachs were provided for the information and assistance of the Board of Directors of Champion in connection with its consideration of the transaction contemplated by the Merger Agreement, and the opinion does not constitute a recommendation as to whether or not any holder of Champion common stock should tender such shares in connection with the offer or as to how any holder of Champion common stock should vote with respect to the Merger.

     The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its oral opinion to Champion's Board of Directors on May 12, 2000. Goldman Sachs utilized substantially the same type of financial analyses in connection with providing the written opinion attached hereto as Schedule II.

     THE FOLLOWING SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. YOU SHOULD READ THESE TABLES TOGETHER WITH THE TEXT OF EACH SUMMARY.

     (1) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and percentages for Champion and International Paper with corresponding financial information, ratios and percentages for the following U.S.-based companies in the paper and forest products industry: (i) Bowater Incorporated; (ii) Consolidated Papers, Inc.; (iii) Georgia Pacific Corporation; (iv) The Mead Corporation; (v) Westvaco Corporation; (vi) Weyerhaeuser Company; and (vii) Willamette Industries, Inc. Goldman Sachs also reviewed and compared certain financial information, ratios and percentages for Champion and International Paper with corresponding financial information, ratios and percentages for the following European companies in the paper and forest products industry: (i) AssiDoman AB; (ii) Holmen AB; (iii) Metsa-Serla Corporation; (iv) Svenska Cellulosa Aktiebolaget SCA; (v) Stora Enso Oyj; and (vi) UPM-Kymmene Corporation. Goldman Sachs selected the aforementioned U.S. and European companies for comparison because they are publicly-traded companies in the paper and forest products industry with operations that for purposes of analysis may be considered similar, in varying degrees, to the operations of Champion and International Paper.

     The ratios and percentages were calculated using the closing price per share for Champion, International Paper and each of the selected companies on May 9, 2000, the most recent publicly available information, and in certain cases, estimates provided by Institutional Brokers Estimate System ("IBES") or prepared by Goldman Sachs. The results of such analysis are summarized below.

                                         LOW(1)   HIGH(1)   MEDIAN(2)   MEAN(2)
                                         ------   -------   ---------   -------              INTERNATIONAL
                                                     U.S. COMPANIES               CHAMPION       PAPER
                                         --------------------------------------   --------   -------------
May 9, 2000 share price for each
  company as a percentage of its
  52-week high.........................     68%      99%        73%        75%        97%               62%
Price/Earnings Ratio
  2000(3)..............................    7.1x    23.6x      11.8x      12.2x      14.2x             11.3x
  2001(3)..............................    5.6x    14.2x       8.0x       7.7x       9.8x              6.8x
  Normalized(4)........................   10.6x    15.3x      12.3x      12.7x      15.8x             11.5x
Dividend Yield.........................    1.4%     2.9%       2.2%       2.2%       0.6%              2.7%

                                                             EUROPEAN COMPANIES
                                         --------------------------------------

May 9, 2000 share price for each
  company as a percentage of its
  52-week high.........................     64%      91%        70%        72%
Price/Earnings Ratio
  2000(3)..............................    5.5x    13.2x       9.5x       9.5x
  2001(3)..............................    5.1x    11.3x       8.3x       8.2x
  Normalized(4)........................    9.1x    13.4x      12.3x      11.9x
Dividend Yield.........................    3.4%     4.9%       4.1%       4.1%

---------------
(1) Excluding Champion and International Paper.

(2) With respect to U.S. companies, excluding Champion and Consolidated Papers, Inc., but including International Paper.

(3) Based on IBES estimates.

(4) Due to the historical volatility and cyclicality of commodity prices and earnings in the paper and forest products industry, Goldman Sachs equity research regularly estimates the normalized earnings of companies in that industry, based on current capacity levels and estimated mid-cycle commodity prices.

     (2) Selected Transactions Analysis. For selected business combinations in the paper and forest products industry, Goldman Sachs calculated (i) the aggregate levered consideration as a multiple of EBITDA of the target for the relevant peak year; (ii) the aggregate equity consideration as a multiple of net income of the target for the relevant peak year; and (iii) the premium paid to target shareholders based on stock prices one day prior to announcement of the transaction (as adjusted, in certain cases, to reflect

Goldman Sachs' estimate of the undisturbed pre-announcement stock prices). The results of such analysis are summarized below.

                             SELECTED TRANSACTIONS

                                                                                     CHAMPION/
                                               LOW    HIGH    MEDIAN    MEAN    INTERNATIONAL PAPER
                                               ---    ----    ------    ----    -------------------
Aggregate levered consideration as a multiple
  of EBITDA of the target for the relevant
  peak year..................................  4.9x    8.0x     5.9x    6.1x            6.0x
Aggregate equity consideration as a multiple
  of net income of the target for the
  relevant peak year.........................  7.4x   16.0x    10.8x    11.0x          11.1x
One-day share price premium..................  36%      69%      45%     49%             46%

     (3) Pro Forma Merger Analysis. Goldman Sachs performed pro forma analyses of the financial impact of the transaction contemplated by the Merger Agreement on holders of International Paper common stock based on estimates of the 1999, 2000, 2001 and normalized earnings per share of Champion and International Paper. Goldman Sachs compared the earnings per share of International Paper on a standalone basis to the earnings per share of the combined company based on the consideration to be paid in the Offer and the Merger. The analysis indicated that:

     - if no synergies are achieved, the transaction contemplated by the Merger Agreement would be dilutive to 1999, 2000, 2001 and normalized earnings per share; and

     - if the $425 million of synergies estimated by management of International Paper are achieved, the transaction contemplated by the Merger Agreement would be accretive to 1999, 2000, 2001 and normalized earnings per share.

     (4) Discounted Share Price Analysis. Goldman Sachs performed an analysis of the discounted share price of the Champion common stock on a stand-alone basis as compared to the consideration to be received in exchange for the Champion common stock in the Offer and the Merger. Goldman Sachs calculated a hypothetical mid-2001 share price for each scenario by multiplying the estimated IBES 2001 earnings per share by various assumed price-earnings multiples (for the combined Champion-International Paper company, estimated 2001 earnings per share was based on IBES median estimates of earnings per share of Champion and International Paper and assumed synergies of $300 million realized in 2001). The hypothetical mid-2001 share price was then converted to present value by discounting it by various discount rates for one year. The cash portion of the consideration offered in the Offer and the Merger was not discounted. Based on price-earnings multiples from 10x-14x and discount rates of 10%-14%, the stand-alone value of the Champion common stock ranged from $59.21-$85.91. Based on the same ranges of price-earnings multiples and discount rates, the value of the consideration to be received in exchange for Champion common stock in the Offer and the Merger ranged from $84.04-$99.38.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Champion or International Paper or the contemplated transaction.

     The analyses were prepared solely for purposes of providing an opinion to the Champion board of directors as to the fairness from a financial point of view to holders (other than International Paper) of Champion common stock of the consideration to be paid in the Offer and the Merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Champion, International Paper, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, Goldman Sachs' opinion to the Champion Board of Directors was one of many factors taken into consideration by the Champion Board of Directors in making its determination to approve the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Champion having provided certain investment banking services to Champion from time to time, including having acted as financial advisor to Champion in connection with the acquisition of Industria de Papel Arapoti S.A. and Bamerindus Agro-Florestal Ltda. in January 1998, the divestiture of its newsprint operations in June 1998, the divestiture of its Belvidere ovenable tray business in September 1998, the divestiture of its Canton mill and related facilities in May 1999, the divestiture of its Deferiet mill in June 1999, and the proposed merger of Champion with a wholly-owned subsidiary of UPM-Kymmene Corporation announced in February 2000; having acted as underwriter in various public offerings of debt securities by Champion, including having acted as lead managing underwriter of $100 million of 6.65% Notes due 2037 and $100 million of 7.15% Debentures due 2027 in December 1997; and having acted as Champion's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs received customary fees for such services. Goldman Sachs has also provided certain investment banking services to International Paper from time to time, including acting as dealer for International Paper's commercial paper program, and may provide investment banking services in the future to International Paper. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Champion and International Paper for its own account and for the accounts of customers.

INTENT TO TENDER

     To Champion's knowledge after reasonable inquiry, all of Champion's executive officers, directors and affiliates intend to tender all Shares held of record or beneficially by them pursuant to the Offer (other than options to acquire Shares).

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated April 25, 2000, Champion engaged Goldman Sachs to act as its financial advisor in connection with a possible merger, sale transaction or other business combination involving all or a portion of Champion and International Paper. Pursuant to the terms of the letter agreement, Champion has agreed to pay Goldman Sachs upon consummation of the offer a transaction fee equal to 0.27% of the aggregate consideration (as described in the letter agreement, and including certain assumed debt) paid in the offer, calculated as though all of the outstanding Champion common stock had been acquired in the offer. Champion also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

     A summary of the material provisions of the agreement with Credit Suisse First Boston, in its capacity as Dealer Manager, is included in the Prospectus and is incorporated herein by reference.

     A summary of the material provisions of the agreement with Innisfree M&A Incorporated, in its capacity as Information Agent, is included in the Prospectus and is incorporated herein by reference.

     A summary of the material provisions of the agreement with ChaseMellon Shareholder Services L.L.C., in its capacity as Exchange Agent, is included in the Prospectus and is incorporated herein by reference.

     Except as disclosed herein, neither Champion nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except for shares of Common Stock allocated in Champion's 401(k) plan, no transactions in the Shares have been effected during the past 60 days by Champion or, to the best of Champion's knowledge, by any executive officer, director, affiliate or subsidiary of Champion.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Champion in response to the Offer which relate to a tender offer or other acquisition of Champion's securities by Champion, any subsidiary of Champion or any other person.

     (b) Except as described in Items 3 and 4 above, no negotiations are being undertaken or are underway by Champion in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Champion or any subsidiary of Champion,
(ii) a purchase, sale or transfer of a material amount of assets of Champion or any subsidiary of Champion, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Champion.

     (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The Information Statement attached hereto as Schedule I is being furnished to Champion shareholders in connection with the possible designation by International Paper, pursuant to the Merger Agreement, of certain persons to be appointed to the Champion Board other than at a meeting of Champion's shareholders, and such information is incorporated herein by reference.

     (b) On May 12, 2000, Champion's Board approved a Rights Agreement between Champion and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), which is intended to protect against certain tactics that might be implemented by a third party in an effort to prevent the consummation of the Offer and the Merger. In connection with the adoption of the Rights Agreement, Champion's Board of Directors declared a dividend of one right to purchase the Series C Cumulative Participating Preference Stock of Champion (the "Series C Preferred Stock") for each outstanding share of common stock (the "Rights"). Each Right entitles its holder to purchase one one-hundredth of a share of Series C Preferred Stock at an exercise price per Right of $200.

     The Rights are not exercisable until either (1) the tenth day after a public announcement that a person has acquired beneficial ownership of 20% or more of the Common Stock; or (2) the tenth business day after the commencement of a tender offer or exchange offer which would result in the offeror becoming the beneficial owner of 20% or more of the Common Stock. Once exercisable, each Right would allow the holder (other than the person who caused the Rights to become exercisable) to purchase at a price of $200 shares of Champion Common Stock having a calculated market value of $400 or, if Champion is merged with and into the person who caused the Rights to become exercisable, each Right would allow the holder (other than the person who caused the Rights to become exercisable) to purchase the acquiring person's common stock at a price equal to 50% of its market value.

     The Rights Agreement exempts from its provisions any tender offer or exchange offer for all outstanding Shares or any merger or similar transaction approved by the Board. Accordingly, the execution of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, will not trigger the Rights.

     (c) Commencing in February 2000, a total of seven purported class action lawsuits were filed in the Supreme Court of the State of New York, County of New York. These actions allege that Champion and the individual directors of Champion breached their fiduciary duties to shareholders by, among other things, entering into the UPM-Kymmene Merger Agreement at an unfair price and by agreeing to certain other provisions (including the $200 million termination fee and reimbursement of up to $10 million of UPM-Kymmene's expenses in connection with the termination of the UPM-Kymmene Merger Agreement) that allegedly discouraged offers from other prospective merger or acquisition partners. In addition, certain of the actions allege that Champion and its Board of Directors breached their fiduciary duties to shareholders by not engaging in negotiations with International Paper immediately following International Paper's public announcement of its $64 per Share offer. These actions purport to be brought on behalf of all shareholders of Champion, other than the defendants and members of their families.

     On May 15, 2000, the plaintiffs and defendants entered into a stipulation providing for the consolidation of all of the actions into a single proceeding and affording plaintiffs 30 days to file a consolidated amended complaint. Champion and the individual defendants strenuously deny all allegations of wrongdoing contained in the existing complaints in these actions, and intend to contest them vigorously.

     (d) On May 18, 2000, the Champion Board declared a cash dividend of $.15 per share payable on July 14, 2000 to Champion shareholders of record at the close of business on June 14, 2000.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (a)(1)     Exchange Offer Prospectus, dated May 12, 2000 (incorporated herein by reference to the Registration Statement on Form
              S-4 of International Paper Company dated May 19, 2000).
   (a)(2)     Letter of Transmittal (incorporated herein by reference to
              Exhibit 99.1 to the Registration Statement on Form S-4 of
              International Paper Company dated May 19, 2000).
   (a)(3)     Chairman's Letter to Shareholders of Champion International
              Corporation, dated May 19, 2000.*
   (a)(4)     Press Release of Champion International Corporation, dated
              May 12, 2000 (incorporated herein by reference to Champion
              International Corporation's Rule 425 filing dated May 15,
              2000).
   (e)(1)     Agreement and Plan of Merger, dated as of May 12, 2000,
              among Champion International Corporation, International
              Paper Company and Condor Acquisition Corporation
              (incorporated by reference to Champion International
              Corporation's Current Report on Form 8-K, dated May 17,
              2000).
   (e)(2)     Opinion of Goldman, Sachs & Co. to the Board of Directors of
              Champion International Corporation, dated May 12, 2000
              (included as Schedule II hereto).*
   (e)(3)     Agreement dated as of September 18, 1997 between Champion
              International Corporation and Richard E. Olson providing
              certain employment, severance and retirement arrangements
              (incorporated by reference to Exhibit 10.11 to Champion
              International Corporation's Annual Report on Form 10-K for
              the fiscal year ended December 31, 1997).
   (e)(4)     Agreement Relating to Legal Expenses dated September 18,
              1997 between Champion International Corporation and Richard
              E. Olson providing reimbursement of certain legal expenses following a change in control of Champion (incorporated by reference to Exhibit 10.12 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
   (e)(5)     Amendment dated as of May 28, 1999 to Agreement dated as of
              September 18, 1997 between Champion International
              Corporation and Richard E. Olson (incorporated by reference to Exhibit 10.1 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (e)(6)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and Kenwood C. Nichols providing certain employment, severance and retirement arrangements
              (incorporated by reference to Exhibit 10.16 to Champion
              International Corporation's Annual Report on Form 10-K for
              the fiscal year ended December 31, 1990).
   (e)(7)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and Kenwood C.
              Nichols providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.17 to
              Champion International Corporation's Annual Report on Form
              10-K for the fiscal year ended December 31, 1990).
   (e)(8)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and Kenwood C. Nichols (incorporated by
              reference to Exhibit 10.18 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
   (e)(9)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and Kenwood C. Nichols (incorporated by reference to Exhibit
              10.2 to Champion International Corporation's Quarterly
              Report on Form 10-Q for the quarter ended September 30,
              1999).
  (e)(10)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and L. Scott Barnard providing
              certain severance arrangements (incorporated by reference to
              Exhibit 10.31 to Champion International Corporation's Annual
              Report on Form 10-K for the fiscal year ended December 31,
              1996).
  (e)(11)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and L. Scott
              Barnard providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.32 to
              Champion International Corporation's Annual Report on Form
              10-K for the fiscal year ended December 31, 1996).
  (e)(12)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and L. Scott Barnard (incorporated by reference to Exhibit 10.33 to Champion International Corporation's
              Annual Report on Form 10-K for the fiscal year ended
              December 31, 1996).
  (e)(13)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and L. Scott Barnard (incorporated by reference to Exhibit
              10.4 to Champion International Corporation's Quarterly
              Report on Form 10-Q for the quarter ended September 30,
              1999).
  (e)(14)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and Richard L. Porterfield
              providing certain severance arrangements (incorporated by
              reference to Exhibit 10.34 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
  (e)(15)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and Richard L.
              Porterfield providing reimbursement of certain legal
              expenses following a change in control of Champion
              International Corporation (incorporated by reference to
              Exhibit 10.35 to Champion International Corporation's Annual
              Report on Form 10-K for the fiscal year ended December 31,
              1996).
  (e)(16)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and Richard L. Porterfield (incorporated by
              reference to Exhibit 10.36 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
  (e)(17)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and Richard L. Porterfield (incorporated by reference to
              Exhibit 10.3 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (e)(18)     Agreement dated as of May 28, 1999 between Champion
              International Corporation and Thomas L. Griffin providing
              certain severance arrangements (incorporated by reference to
              Exhibit 10.5 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
  (e)(19)     Agreement Relating to Legal Expenses dated May 28, 1999
              between Champion International Corporation and Thomas L.
              Griffin providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.7 to
              Champion International Corporation's Quarterly Report on
              Form 10-Q for the quarter ended September 30, 1999).
  (e)(20)     Amendment dated as of May 28, 1999 to Agreement dated as of
              May 28, 1999 between Champion International Corporation and
              Thomas L. Griffin (incorporated by reference to Exhibit 10.6 to Champion International Corporation's Quarterly Report on
              Form 10-Q for the quarter ended September 30, 1999).
  (e)(21)     Trust Agreement dated as of February 19, 1987 between
              Champion International Corporation and Fleet National Bank
              securing certain payments under the contracts listed as
              Exhibit numbers (e)(3) through (e)(20), among others,
              following a change in control of Champion (incorporated by reference to Exhibit 19.11 to Champion International
              Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1987).
  (e)(22)     Amendment dated as of August 18, 1988 to Trust Agreement
              dated as of February 19, 1987 between Champion International
              Corporation and Fleet National Bank (incorporated by
              reference to Exhibit 10.29 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).
  (e)(23)     Second Amendment dated as of October 1, 1999 to Trust
              Agreement dated as of February 19, 1987 between Champion
              International Corporation and Fleet National Bank
              (incorporated by reference to Exhibit 10.8 to Champion
              International Corporation's Quarterly Report on Form 10-Q
              for the quarter ended September 30, 1999).
  (e)(24)     Third Amendment dated as of December 1, 1999 to Trust
              Agreement dated as of February 19, 1987 between Champion
              International Corporation and Fleet National Bank
              (incorporated by reference to Exhibit 10.34 to Champion
              International Corporation's Annual Report on Form 10-K for
              the year ended December 31, 1999).

---------------
* Included in copy mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHAMPION INTERNATIONAL
                                          CORPORATION

                                          By:     /s/ STEPHEN B. BROWN
                                            ------------------------------------
                                            Name: Stephen B. Brown
                                            Title: Senior Vice President and
                                              General Counsel

Dated: May 19, 2000

                                                                      SCHEDULE I

                             CHAMPION INTERNATIONAL
                               ONE CHAMPION PLAZA
                          STAMFORD, CONNECTICUT 06921

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This information statement ("Information Statement") is being mailed on or about May 19, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $.50 per share (the "Common Stock" or the "Shares"), of Champion International Corporation, a New York corporation ("Champion"). It is being furnished in connection with an Agreement and Plan of Merger, dated as of May 12, 2000 (the "Merger Agreement"), by and among International Paper Company, a New York corporation ("International Paper"), Condor Acquisition Corporation, a New York corporation and wholly owned subsidiary of International Paper (the "Purchaser"), and Champion, in accordance with the terms and subject to the conditions of which, (i) International Paper will cause Purchaser to make an exchange offer to exchange shares of common stock, par value $.50 per share, of International Paper, for all of the issued and outstanding shares of Common Stock, including the associated preferred stock purchase rights (the "Offer"), and (ii) subsequent to the consummation of the Offer, Purchaser will be merged with and into Champion (the "Merger"). As a result of the Offer and the Merger, Champion will become a wholly owned subsidiary of International Paper.

     Purchaser commenced the Offer on May 19, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 16, 2000, unless it is extended by the Purchaser in accordance with the terms and conditions of the Merger Agreement.

     The Merger Agreement provides that, upon the consummation of the Offer, Champion will cause certain designees of International Paper (the "International Paper Designees") to be elected to the Board of Directors of Champion (the "Board"). If, however, the Merger Agreement is terminated or if the Purchaser does not accept Shares tendered for exchange, then International Paper will not have any right to designate directors for election to the Board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE INTERNATIONAL PAPER DESIGNEES

     Effective upon the acceptance for payment of any Shares pursuant to the Offer, International Paper will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (2) the percentage that the number of Shares owned by International Paper or the Purchaser (including Shares accepted for exchange) bears to the total number of Shares outstanding, and Champion will take all action necessary to cause International Paper's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, Champion also will use its best efforts to cause individuals designated by International Paper to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each subsidiary of Champion (and each committee thereof) that represents the same percentage as such individuals represent on the Board. Prior to the effective time of the Merger (the "Effective Time"), two members (each a "Continuing Director") who were directors of Champion prior to consummation of the Offer will remain as directors of Champion until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy. If no Continuing Directors remain, the other directors of Champion then in office shall be entitled to designate two persons to fill such vacancies who are not officers or employees or affiliates of Champion, International Paper or the Purchaser or any of their respective subsidiaries and such persons shall be deemed to be Continuing Directors.

     The directors of the Purchaser at the Effective Time shall be the directors of the corporation surviving the merger of the Purchaser with and into Champion (the "Surviving Corporation"), until the next annual meeting of shareholders of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified.

     International Paper has informed Champion that it will choose the International Paper Designees from the directors and executive officers of International Paper listed in Schedule I of International Paper's Prospectus, a copy of which is being mailed to Champion's shareholders together with this
Schedule 14D-9. International Paper has informed Champion that each of the directors and executive officers of International Paper listed in Schedule I to the Prospectus has consented to act as a director of Champion, if so designated. The information set forth on such Schedule I is incorporated herein by reference. The business address of each such person is c/o International Paper Company, Two Manhattan Road, Purchase, New York 10577.

CERTAIN INFORMATION CONCERNING CHAMPION

     As of May 11, 2000, Champion had 96,851,138 shares of common stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held, each share being entitled to one vote.

                      INFORMATION CONCERNING DIRECTORS AND
                         EXECUTIVE OFFICERS OF CHAMPION

DIRECTORS AND EXECUTIVE OFFICERS OF CHAMPION

     Champion's certificate of incorporation provides for a board of directors divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year at its annual meeting of shareholders. Each class of directors is elected for a term of three years except in the case of elections to fill vacancies or newly created directorships.

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Champion, as well as other selected officers of Champion. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Champion International Corporation, One Champion Plaza, Stamford, Connecticut 06921.

     Lawrence Bossidy. Mr. Bossidy served as Chairman of the Board of Honeywell International Inc., a manufacturer of aerospace and automotive products, engineered materials, specialty chemicals and electronic materials, from the acquisition of Honeywell Inc. by AlliedSignal Inc. on December 1, 1999 until March 31, 2000. He had served as Chief Executive Officer of AlliedSignal since 1991 and Chairman of the Board of AlliedSignal since 1992. From 1957 to 1991, he served in various executive and financial positions, including Vice Chairman and Executive Officer, at General Electric Company, a diversified services and manufacturing company. He also is a director of Merck & Co., Inc. and J.P. Morgan & Co. Incorporated.

     Robert A. Charpie. Mr. Charpie served as President of Cabot Corporation, a producer of chemicals, metals, oil and gas, from 1969 to 1986 and as Chairman of the Board of Cabot from 1986 to 1988. He is Chairman of Ampersand Venture Management Corporation, a venture capital investment management firm.

     H. Corbin Day. Mr. Day has been Chairman of the Board of Jemison Investment Co., Inc., a diversified holding company and venture capital firm, since 1988. He is a limited partner and former general partner of

Goldman, Sachs & Co., which provides investment banking and financial advisory services to Champion. He also is a director of European Investors Holding Company, Inc., Hughes Supply, Inc. and Protective Life Corporation.

     Alice F. Emerson. Ms. Emerson is a Senior Advisor at The Andrew W. Mellon Foundation, a philanthropic institution. From 1975 until joining the Mellon Foundation in 1991, she served as President of Wheaton College in Norton, Massachusetts. She also is a director of AES Corporation, Eastman Kodak Company and FleetBoston Financial Corporation.

     Allan E. Gotlieb. Mr. Gotlieb served as Canada's Ambassador to the United States from 1981 to 1989 and as Chairman of Burson-Marsteller Canada, a public relations firm, from 1991 to 1995. He is a director of Alcan Aluminium Limited and Hollinger Inc.

     Henrique C. Meirelles. Mr. Meirelles has been President of Global Banking and Financial Services and a director of FleetBoston Financial Corporation since the merger of BankBoston Corporation and Fleet Financial Group on October 1, 1999. He had served as President and Chief Operating Officer and a director of BankBoston Corporation since 1996. He served BankBoston Corporation and its subsidiaries in various positions since 1974, including as Regional Manager of Brazil from 1994 to 1996. He also is a director of Bestfoods and Raytheon Company.

     Kenwood C. Nichols. Mr. Nichols was elected Vice Chairman and Executive Officer of Champion in 1996. He has been Vice Chairman and a director of Champion since 1989.

     Richard E. Olson. Mr. Olson was elected Chairman and Chief Executive Officer of Champion in 1996. He had been an Executive Vice President of Champion since 1987.

     Walter V. Shipley. Mr. Shipley is Retired Chairman of the Board of The Chase Manhattan Corporation. He served as Chairman and Chief Executive Officer of The Chase Manhattan Corporation from 1996 through May 1999 and as Chairman of the Board from June through December 1999. From 1982 to 1996, he served as Chairman and Chief Executive Officer or as President of Chemical Banking Corporation, which merged with and changed its name to The Chase Manhattan Corporation in 1996. He also is a director of Bell Atlantic Corporation and Exxon Mobil Corporation.

     Richard E. Walton. Mr. Walton was a professor at the Harvard University Graduate School of Business Administration, specializing in organizational development and work innovation in industry, from 1968 to 1997.

COMMITTEES OF THE CHAMPION BOARD; MEETINGS

     The Board has an Audit Committee, a Committee on Board Affairs, a Compensation and Stock Option Committee and a Pension Funding and Investment Committee.

     The Audit Committee, comprised of Messrs. Walton, Day and Gotlieb and Ms. Emerson, recommends to the Board the firm of independent auditors to be engaged to audit the annual consolidated financial statements of Champion; reviews the annual audit plan as proposed by the independent auditors and the fees to be paid for such services; reviews management's engagement of independent auditors to perform non-audit services and determines whether such engagement unduly influences the auditors' independence; reviews and evaluates with the independent auditors the results of the audit process; reviews and evaluates the organization, scope of activity and effectiveness of Champion's internal audit function; discusses with senior management, the independent auditors and the internal audit department their observations with respect to Champion's system of internal control; performs other activities deemed by the committee to provide necessary oversight of Champion's public financial reporting process; and performs other duties assigned by the Board. The Audit Committee held two meetings in 1999.

     The Committee on Board Affairs, comprised of Messrs. Charpie, Bossidy and Shipley, advises the Board on possible director nominees and on policy matters concerning the composition, organization, work and affairs of the Board and its committees. Shareholders are invited to submit matters of interest relating to

Champion, including possible director nominees, for the consideration of this committee by writing to it at Champion's principal executive office. The Committee on Board Affairs held two meetings in 1999.

     The Compensation and Stock Option Committee, comprised of Messrs. Bossidy, Charpie and Day, has responsibility for the compensation of officers and other senior managers. This committee determines general management compensation policies; makes awards under Champion's incentive compensation plans; reviews Champion's management succession plan; and authorizes the holding of outside directorships by Champion executives. The Compensation and Stock Option Committee held three meetings in 1999.

     The Pension Funding and Investment Committee, comprised of Ms. Emerson and Messrs. Gotlieb and Walton, approves the actuarial methods and assumptions used in funding Champion's pension plans, approves the investment policy and guidelines of the plans and reviews the plans' investment performance. In addition, it establishes policies with respect to and monitors the voting of stock owned by Champion's pension plans. This committee also reviews and makes recommendations on pension and employee benefit matters submitted to the Board. The Pension Funding and Investment Committee held two meetings in 1999.

COMPENSATION OF DIRECTORS

     Each director who is not an employee of Champion receives an annual retainer of $22,500 for services as a director and a fee of $1,500 for each Board meeting attended. Each committee chair receives an annual retainer of $5,000, and committee members, including chairs, receive a fee of $1,000 for each committee meeting attended. At each director's election, these fees are paid quarterly in cash or are deferred quarterly in the form of units equivalent to Shares; such units accrue dividend equivalents and are paid in cash following retirement from the Board in the same manner as the stock units described in the next paragraph.

     The Board believes that, in order to further align the interests of outside directors with the interests of shareholders, directors' compensation should include a significant component of Champion equity. Accordingly, each director who is not an employee of Champion receives quarterly grants of Common Stock equivalent units with an annual value of $22,500. These units accrue amounts equal to dividends paid on the Common Stock, which are credited in the form of additional units. The value of all of a director's Common Stock equivalent units (whether received pursuant to the grants described in this paragraph or pursuant to any elective deferral of fees as described in the previous paragraph) is paid in cash following his or her retirement from the Board, in accordance with a schedule selected by the director, based upon the price of the Common Stock at the time of payment.

     Champion provides $50,000 of group term life insurance and $250,000 of travel accident insurance to the outside directors as well as directors liability insurance for all directors.

                 SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN
        BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF CHAMPION

     The following table sets forth information as of December 31, 1999 with respect to each person who is known to Champion to be the beneficial owner of more than 5% of Champion's Common Stock.

                                                                     SHARES OF
                                                                    COMMON STOCK
                                                               OWNED BENEFICIALLY(1)
                                                              ------------------------
                                                                            PERCENT OF
NAME                                                            NUMBER        CLASS
----                                                          ----------    ----------
Sanford C. Bernstein & Co.(1)...............................  13,625,865       14.1%
FMR Corp.(2)................................................   7,953,662        8.3%
Capital Research and Management Company(3)..................   7,055,000        7.3%
Dodge & Cox(4)..............................................   5,015,905        5.2%

---------------
(1) In its Schedule 13G, Sanford C. Bernstein & Co., Inc. stated that (i) such shares are held for the accounts of various clients, and (ii) it has sole voting power with respect to 7,242,616 of such shares, shared voting power with respect to 1,490,046 of such shares and sole dispositive power with respect to all of such shares.

(2) In its Schedule 13G, FMR Corp. stated that (i) such shares collectively are beneficially owned by FMR Corp., certain controlling shareholders thereof, and various subsidiaries and one former subsidiary thereof, and (ii) such companies and individuals collectively have sole voting power with respect to 357,332 of such shares and sole dispositive power with respect to all of such shares.

(3) In its Schedule 13G, Capital Research and Management Company stated that, in its capacity as investment adviser, it has sole dispositive power with respect to all of such shares.

(4) In its Schedule 13G, Dodge & Cox stated that (i) such shares are held for the accounts of various clients, and (ii) it has sole voting power with respect to 4,567,805 of such shares, shared voting power with respect to 39,900 of such shares and sole dispositive power with respect to all of such shares.

     The following table sets forth information with respect to the shares and equivalent units of the Common Stock beneficially owned, as of April 30, 2000, by each director of Champion, by each of the named executives and by all directors and executives officers as a group. The persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, except as otherwise noted.

                                                                     SHARES OF
                                                                   COMMON STOCK
                                                               OWNED BENEFICIALLY(1)
                                                              -----------------------
                                                                           PERCENT OF
NAME                                                           NUMBER        CLASS
----                                                          ---------    ----------
L. Scott Barnard(2),(3).....................................    106,019         *
Lawrence A. Bossidy(4)......................................      4,968         *
Robert A. Charpie(4)........................................     51,915         *
H. Corbin Day(4)............................................      6,880         *
Alice F. Emerson(4).........................................      2,015         *
Allan E. Gotlieb(4).........................................      2,585         *
Thomas L. Griffin(2),(3)....................................     72,878         *
Henrique C. Meirelles(4)....................................      2,885         *
Kenwood C. Nichols(2),(3)...................................    328,374         *
Richard E. Olson(2),(3).....................................    245,603         *
Richard L. Porterfield(2),(3)...............................     73,454         *
Walter V. Shipley(4)........................................      8,999         *
Richard E. Walton...........................................      8,522         *
All directors and executive officers as a
  group(2),(3),(4)..........................................  1,112,915       1.1%

---------------
 *  Less than 1%.

(1) Certain directors and executive officers share voting or investment power with other persons with respect to 26,809 of such shares.

(2) The amounts reported include shares of Common Stock that executive officers have the right to acquire pursuant to stock options that are exercisable within 60 days, as follows: Mr. Barnard -- 78,000 shares; Mr.
    Griffin -- 48,300 shares; Mr. Nichols -- 277,500 shares; Mr.
    Olson -- 157,000 shares; Mr. Porterfield -- 46,800 shares; and all executive officers as a group -- 759,600 shares. The table does not include shares underlying unvested restricted stock units held by executive officers.

(3) The amounts reported include shares of Common Stock that have been earned out under certain compensation plans and the receipt of which has been deferred until retirement, as follows: Mr. Barnard -- 12,121 shares; Mr. Griffin -- 4,438 shares; Mr. Nichols -- 13,636 shares; Mr. Olson -- 15,384 shares; Mr. Porterfield -- 9,487 shares; and all executive officers as a group -- 65,847 shares.

     The amounts reported also include Common Stock equivalent units held under the deferral arrangements of certain compensation and savings plans which entitle participants to receive a cash payment for each unit equal to the price of a share of Common Stock at the time of payment, as follows: Mr. Barnard -- 9,286 units; Mr. Griffin -- 16,340 units; Mr. Nichols -- 5,181 units; Mr. Olson -- 52,109 units; Mr. Porterfield -- 15,381 units; and all executive officers as a group -- 115,481 units.

(4) The amounts reported include Common Stock equivalent units, as follows: Mr. Bossidy -- 2,968 units; Mr. Charpie -- 44,201 units; Mr. Day -- 3,880 units; Ms. Emerson -- 1,585 units; Mr. Gotlieb -- 1,585 units; Mr. Meirelles -- 885 units; Mr. Shipley -- 7,999 units; Mr. Walton -- 6,622 units; and all directors as a group -- 69,725 units. These Common Stock equivalent units consist of the units discussed above under "Directors' Compensation" and, in the case of certain directors, similar units representing the settlement of their accrued pension benefit as of January 1, 1997 under Champion's former retirement plan for outside directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Champion's directors and executive officers, and persons who own more than 10% of Champion's outstanding Common Stock, to file initial reports of ownership and reports of changes in ownership of Common Stock with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"). Such persons are required by SEC regulations to furnish Champion with copies of all Section 16(a) reports they file.

     Based solely on its review of such reports received by Champion with respect to fiscal 1999 and written representations from such reporting persons, Champion believes that all reports required to be filed under Section 16(a) have been timely filed by such persons.

                             EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation paid or accrued for each of Champion's last three fiscal years to Champion's Chief Executive Officer and each of the other four most highly compensated executive officers of Champion (collectively, the "Named Executive Officers").

                                               ANNUAL COMPENSATION                        LONG-TERM
                           -----------------------------------------------------------   COMPENSATION
                                                      BONUS                                 AWARD
                                             -----------------------                     ------------
                                             INCENTIVE     DEFERRAL     OTHER ANNUAL      SECURITIES     ALL OTHER
NAME AND                         SALARY(2)    AWARD(2)    PREMIUM(3)   COMPENSATION(4)    UNDERLYING    COMPENSATION
PRINCIPAL POSITION         YEAR     ($)         ($)          ($)             ($)            OPTION          ($)
------------------         ----  ---------   ----------   ----------   ---------------   ------------   ------------
Richard E. Olson.........  1999  $800,000    $1,500,000    $150,000        $   --           55,000        $207,790
  Chairman and Chief       1998   800,000       475,000      47,500            --           55,000         233,786
  Executive Officer        1997   800,000       300,000         N/A         1,071           23,000         167,777
Kenwood C. Nichols.......  1999   700,000     1,000,000           0            --           40,000         156,960
  Vice Chairman and        1998   665,000       320,000           0            --           40,000         204,307
  Executive Officer        1997   665,000       250,000         N/A           843           15,500         152,186
L. Scott Barnard.........  1999   441,000       408,600           0            --           20,000         105,742
  Executive Vice           1998   441,000       180,000      18,000            --           20,000         102,559
  President                1997   424,000       140,000         N/A           420            8,000         100,167
Richard L. Porterfield...  1999   386,000       357,500      35,750         1,502           20,000          72,534
  Executive Vice           1998   386,000       160,000           0            --           18,500          76,035
  President                1997   371,000       135,000         N/A           352            6,800          69,575
Thomas L. Griffin........  1999   320,000       357,500      35,750            --           20,000          53,641
  Executive Vice           1998   281,580       175,000      17,500            --           15,800          51,088
  President(1)

---------------
(1) Mr. Griffin was elected an Executive Vice President in 1998.

(2) The amounts reported in the Salary and Incentive Award Columns, respectively, include all salary and annual incentive compensation for the applicable years, whether paid currently in cash or deferred until retirement at the election of the named executive.

(3) As an incentive for senior managers to increase their equity interest in Champion, the Compensation and Stock Option Committee of the Board of Directors authorized a 10% increase in the amount of any annual incentive compensation awards for 1998 and 1999 that were deferred until retirement by the recipients in the form of units equivalent to shares of Champion's Common Stock. Messrs. Olson, Porterfield and Griffin made such deferral elections for 1999. The resulting increase in their annual incentive compensation for each of 1998 and 1999 is set forth in the Deferral Premium column. The total annual incentive compensation for each of 1998 and 1999 for Messrs. Olson, Barnard, Porterfield and Griffin is equal to the sum of the amounts set forth in the Incentive Award and Deferral Premium columns.

(4) The amounts reported for Mr. Porterfield for 1999 and for Messrs. Olson, Nichols, Barnard and Porterfield for 1997 represent certain tax payments made by Champion on their behalf. In each of 1997, 1998 and 1999, the value of personal benefits provided to the named executives was less than the minimum amount required to be reported.

(5) The amounts reported for 1999 include matching contributions by Champion to accounts under the Savings Plan for Salaried Employees and the Nonqualified Supplemental Savings Plan, as follows: Mr. Olson -- $38,475; Mr.
    Nichols -- $30,600; Mr. Barnard -- $18,457; Mr. Porterfield -- $16,380; and Mr. Griffin -- $14,450. Champion contributions are invested in shares of Champion's Common Stock under the Savings Plan for Salaried Employees, which is funded, and are made in units equivalent to shares of the Champion's Common Stock under the Nonqualified Supplemental Savings Plan, which is unfunded.

The balance of the amounts reported for 1999 represents premiums paid by Champion under its Executive Life Insurance Plan. All employees who are above a certain compensation grade level, including all of the executive officers, participate in this plan.

(6) As of the year-end 1999, the number and market value of restricted stock units and of performance share units in the aggregate held by each of the named executives were as follows: Mr. Olson -- 80,600 units (4,992,163); Mr. Nichols -- 66,500 units ($4,118,844); Mr. Barnard -- 48,000 units
    ($2,973,000); Mr. Porterfield -- 40,600 units ($2,514,663); and Mr.
    Griffin -- 14,800 units ($916,675).

OPTION GRANTS IN FISCAL 1999

     The following table sets forth information concerning the grant of stock options to each of the named executives in 1999. The potential realizable values included in the table represent hypothetical gains from the stock options granted in 1999 as well as the corresponding hypothetical gains for all shareholders in the market value of Champion's Common Stock. These hypothetical gains are based upon assumed annual stock price appreciation rates of 5% and 10% over the full 10-year term of the options in accordance with SEC regulations.

                             OPTION GRANTS IN 1999

                                         INDIVIDUAL GRANTS/(1)/
                        --------------------------------------------------------  POTENTIAL REALIZABLE VALUE AT
                        NUMBER OF                                                     ASSUMED ANNUAL RATES
                        SECURITIES    % OF TOTAL                                  STOCK PRICE APPRECIATION FOR
                        UNDERLYING     OPTIONS      EXERCISE                               OPTION TERM
                         OPTIONS       GRANTED      OR BASE                       -----------------------------
                         GRANTED     TO EMPLOYEES   PRICE(2)                           5%              10%
NAME                       (#)         IN 1999       ($/SH)     EXPIRATION DATE        ($)             ($)
----                    ----------   ------------   --------   -----------------  -------------   -------------
Richard E. Olson......    55,000         5.66%      $33.625    February 17, 2009  $  1,163,085    $  2,947,615
Kenwood C. Nichols....    40,000         4.12%       33.625    February 17, 2009       845,880       2,143,720
L. Scott Barnard......    20,000         2.06%       33.625    February 17, 2009       422,940       1,071,860
Richard L.
  Porterfield.........    20,000         2.06%       33.625    February 17, 2009       422,940       1,071,860
Thomas L. Griffin.....    20,000         2.06%       33.625    February 17, 2009       422,940       1,071,860
All Shareholders......       N/A          N/A           N/A                  N/A  $2.0 billion    $5.2 billion

---------------
(1) All of the stock options awarded to the named executives last year were granted on February 17, 1999 and became exercisable on February 17, 2000, provided the optionee remained in Champion's employ until that date. Although the Compensation and Stock Option Committee of the Board of Directors had the authority to permit the exercise of those stock options at any time prior to February 17, 2000 upon its determination of the existence of a special or extraordinary situation, it did not exercise this authority.

    Reference is made to "Employment and Severance Agreements" below for a description of the cash settlement, under certain circumstances, of stock options held by the named executive upon a termination of employment without cause within three years after a change in control of Champion.

(2) The exercise price is 100% of the fair market value of a share of Champion's Common Stock on the date of grant. The exercise price may be paid in cash or in shares of Champion's Common Stock valued at their fair market value on the date of exercise.

OPTION/SAR EXERCISE AND YEAR-END VALUES TABLE

     The following table sets forth information with respect to each of the named executives concerning the exercise of stock options and tandem stock appreciation rights ("SARs") in 1999 and concerning unexercised stock options and tandem SARs held at December 31, 1999.

                    AGGREGATED OPTION/SAR EXERCISES IN 1999
                         AND YEAR-END OPTION/SAR VALUES

                          NUMBER OF                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                          SECURITIES                       UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS/SARS
                          UNDERLYING                      OPTIONS/SARS AT YEAR-END             AT YEAR-END
                         OPTIONS/SARS                                (#)                           ($)
                          EXERCISED     VALUE REALIZED   ---------------------------   ---------------------------
NAME                         (#)             ($)         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     ------------   --------------   -----------   -------------   -----------   -------------
Richard E. Olson.......          0         $      0        102,000        55,000       $1,086,000     $1,557,188
Kenwood C. Nichols.....          0                0        237,500        40,000        5,719,969      1,132,500
L. Scott Barnard.......          0                0         58,000        20,000          936,125        566,250
Richard L.
  Porterfield..........     33,500          584,656         26,800        20,000          498,975        566,250
Thomas L. Griffin......          0                0         28,300        20,000          346,781        566,250

---------------
(1) The amounts in these columns are based upon the $61.9375 closing price of a share of Champion's Common Stock on December 31, 1999 on the New York Stock Exchange Composite Transactions.

PENSION PLAN TABLE

     Champion's retirement program consists of (i) a tax-qualified, funded pension plan for all non-represented salaried employees, including executive officers, and (ii) for executive officers and other key employees, a non-qualified, unfunded supplemental retirement income plan that provides benefits which, but for certain limits imposed by the Internal Revenue Code on tax-qualified plans, would be provided under Champion's qualified pension plan. The retirement program provides non-contributory benefits based upon years of service and average annual earnings for, in the case of executive officers, the highest three consecutive years in the 10 years preceding retirement. Average annual earnings covered by the program consist of (1) the average of the salaries reported in the Summary Compensation Table for the applicable years, plus (2) the higher of (a) the average of the bonuses reported in the Summary Compensation Table for such years or (b) the average of the bonuses paid in such years but earned in, and reported in the Summary Compensation Table for, the immediately preceding years.

     The following table sets forth, for various income and service levels, the annual benefits payable to executive officers under Champion's retirement program for life, commencing at normal retirement at age 65 or upon early retirement after age 62. These benefits are presented on a straight-life annuity basis and before 'deducting the portion of Social Security payments attributable to Champion contributions as provided by the retirement program.

                               PENSION PLAN TABLE

                                    APPROXIMATE ANNUAL RETIREMENT BENEFITS
                  ---------------------------------------------------------------------------
AVERAGE            10 YEARS     15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
ANNUAL EARNINGS   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
---------------   ----------   ----------   ----------   ----------   ----------   ----------
  $  500,000       $ 83,333     $125,000    $  166,667   $  208,333   $  250,000   $  291,667
     750,000        125,000      187,500       250,000      312,500      375,000      437,500
   1,000,000        166,667      250,000       333,333      416,667      500,000      583,333
   1,250,000        208,333      312,500       416,667      520,833      625,000      729,167
   1,500,000        250,000      375,000       500,000      625,000      750,000      875,000
   1,750,000        291,667      437,500       583,333      729,167      875,000    1,020,833
   2,000,000        333,333      500,000       666,667      833,333    1,000,000    1,166,667
   3,000,000        500,000      750,000     1,000,000    1,250,000    1,500,000    1,750,000

     Average annual earnings for the highest three consecutive years in the last 10 years and presently credited years of service for the named executives are as follows: Mr. Olson -- $1,567,580 / 33 years; Mr. Nichols -- $1,259,667 / 27 years; Mr. Barnard -- $756,689 / 31 years; Mr. Porterfield -- $702,800 / 21 years; and Mr. Griffin -- $501,703 / 9 years.

     Messrs. Nichols and Olson have agreements with Champion which provide for annual retirement benefits of 60%, in the case of Mr. Nichols, and 65%, in the case of Mr. Olson, of average annual earnings (salary and bonus) for the highest three consecutive years in the 10 years preceding retirement. These contractual retirement benefits are provided only to the extent that they exceed the retirement benefits paid under Champion's retirement program, described above. The agreements also provide a survivor retirement benefit for the wives of Messrs. Nichols and Olson equal to 60% of the retirement benefit payable thereunder to the respective executives. Under the agreements, upon retirement Messrs. Nichols and Olson will receive the present value of all of their retirement benefits, other than the portion attributable to the qualified pension plan, in a lump sum.

EMPLOYMENT AND SEVERANCE AGREEMENTS

  Termination Absent a Change in Control

     Champion has employment agreements with Messrs. Nichols and Olson which provide for minimum annual salaries of $700,000 and $800,000, respectively. If employment is terminated by Champion without cause other than within three years after a change in control of Champion, Messrs. Nichols and Olson are entitled to severance pay for two years at annual rates of $1,700,000 and $2,300,000, respectively, as well as the continuation for two years of certain employee benefits, including medical, dental and disability coverages. These agreements also provide certain retirement benefits, as discussed above under "Pension Plan Table".

     Champion has agreements with Messrs. Barnard, Griffin and Porterfield which provide that, if employment is terminated by Champion without cause other than within three years after a change in control of Champion, they are entitled to severance pay for two years at annual rates of $912,000, $677,500 and $937,000, respectively, as well as the continuation for two years of certain employee benefits, including medical, dental and disability coverages.

  Termination Following a Change in Control

     All of these agreements provide for the payment in a lump sum of the following amounts if the named executive is terminated without cause within three years after a change in control of Champion: (i) severance pay at the annual rates referred to above, and medical, dental and disability coverages, for two years in the event of certain types of terminations or three years in the event of other types of terminations; (ii) the present value of all of the named executive's retirement benefits, other than the portion attributable to Champion's qualified pension plan, after providing credit for two additional years of service in the event of certain types of terminations or three additional years of service in the event of other types of terminations; and
(iii) an amount (grossed up for income tax purposes) sufficient to pay any applicable excise tax on benefits received in connection with a change in control in excess of the amount determined under Section 280G of the Internal Revenue Code. The agreements also provide that, under certain circumstances, Champion settle the named executive's stock options and tandem SARs for cash equal to the difference between the change in control tender offer price and the exercise price. In addition, provision is made for the payment of legal expenses if Champion refuses to make required payments under the agreements. The agreements provide for the funding of the foregoing amounts through a trust when a potential change in control occurs. Such funding has taken place, since the execution of the merger agreement with International Paper Corporation and Condor Acquisition Corporation on May 12, 2000 constituted a potential change in control. Accordingly, Champion had placed into trust approximately $159 million to fund its potential payment obligations. It is anticipated that an additional approximately $40 million will be required largely as a result of the treatment of options and restricted stock in the Merger Agreement.

     With respect to Messrs. Olson and Nichols, the Merger Agreement provides that, upon certain terminations of employment after being available for continued service with Champion through December 31, 2000, those executives will receive benefits measured by a deemed severance period of three years; provided that (i) such executive continues to be employed by Champion after the closing date of the Merger and does not terminate his employment prior to December 31, 2000, (ii) the date of termination of such executive shall be at the election of International Paper (if such termination occurs before December 31, 2000), (iii) such executive agrees that he will not knowingly make any statement or take any action that would disparage or otherwise harm International Paper, Champion or their respective businesses or reputations or that of their officers, directors or shareholders and (iv) such executive agrees that until the earlier of December 31, 2000 or the termination of his employment at the election of International Paper, he will fully cooperate with International Paper by providing it with such information about Champion (and other companies to the extent such information is not covered by a confidentiality agreement) as it may reasonably request and will use his reasonable best efforts to take all actions necessary or desirable to effect an orderly and expeditious integration of Champion and International Paper after the closing of the Merger.

  General Provisions

     Champion's obligation to make the payments provided for in these agreements is subject to certain conditions. Such conditions require, among other things, that following termination of employment the named executive provide such assistance in litigation as may reasonably be requested by Champion and refrain from actions, such as competition against Champion and disclosure of confidential information relating to Champion, that would be materially detrimental to Champion.

     For the purpose of these agreements, "termination" means involuntary discharge as well as the named executive's decision to terminate employment following specified types of constructive discharge, including diminution of responsibility, reduction of salary or (if within three years after a change in control) relocation beyond a specified area. "Cause" means an act of dishonesty constituting a felony and resulting or intended to result in personal gain at the expense of Champion. "Change in control" means (a) the acquisition by any person of securities representing 30% or more of the combined voting power of Champion's securities, (b) a change in the composition of a majority of the Board under certain circumstances, (c) certain mergers and consolidations or (d) approval by shareholders of the liquidation of Champion or the consummation of an agreement for the disposition of all or substantially all of its assets. The closing of the Offer pursuant to the Merger Agreement with International Paper Corporation will constitute a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Day is one of the three outside directors who comprise the Compensation and Stock Option Committee of the Board of Directors. He is a limited partner and former general partner of Goldman, Sachs & Co., which provides investment banking and financial advisory services to Champion, including in connection with the Merger.

     Mr. Day retired as a general partner of Goldman Sachs in 1986. Since then, he has had no role in the management of and has not shared in the profits of Goldman Sachs. As a limited partner, his financial interest in Goldman Sachs consists solely of the receipt of a fixed rate of return on the capital contribution that he made to the firm prior to his retirement as a general partner. This return is not dependent upon or affected in any way by the services that Goldman Sachs performs for Champion.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Champion and its subsidiaries have transactions in the ordinary course of business with organizations with which certain of Champion's directors are associated. In 1999, none of those transactions was sufficiently significant to be reportable, and management believes that all were on substantially the same terms as those prevailing at the time for comparable transactions with other persons. It is expected that similar transactions with such organizations will take place in the future.

--------------------------------------------------------------------------------

                                                                     SCHEDULE II

[GOLDMAN SACHS LETTERHEAD]

PERSONAL AND CONFIDENTIAL

--------------------------------------------------------------------------------

May 12, 2000

Board of Directors
Champion International Corporation
One Champion Plaza
Stamford, CT 06921

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than International Paper Company ("IP")) of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Champion International Corporation (the "Company") of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, by and among IP, Condor Acquisition Corporation, a direct wholly-owned subsidiary of IP ("Merger Sub"), and the Company (the "Agreement"). The Agreement provides for an offer to purchase all of the outstanding Shares (the "Offer") pursuant to which Merger Sub will pay $50 in cash, plus a number of shares of Common Stock, par value $1.00 per share, of IP (the "IP Common Stock") based upon the average of the closing prices per share of IP Common Stock on the New York Stock Exchange, Inc. Composite Tape, plus, under certain circumstances, cash interest at the rate of 8% per annum on the consideration offered in the Offer, all as more fully set forth in the Agreement, for each Share accepted (the "Consideration"). The Agreement further provides that following completion of the Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Merger Sub) will be exchanged for the same Consideration paid in the Offer.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as financial advisor to the Company in connection with the acquisition of Industria de Papel Arapoti S.A. and Bamerindus Agro-Florestal Ltda. in January 1998, the divestiture of its newsprint operations in June 1998, the divestiture of its Belvidere ovenable tray business in September 1998, the divestiture of its Canton mill and related facilities in May 1999, the divestiture of its Deferiet mill in June 1999, and the proposed merger of the Company with a wholly-owned subsidiary of UPM-Kymmene Corporation announced in February 2000; having acted as underwriter in various public offerings of debt securities by the Company, including having acted as lead managing underwriter of $100 million of 6.65% Notes due 2037 and $100 million of 7.15% Debentures due 2027 in December 1997; and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided certain investment banking services to IP from time to time, including acting as dealer for IP's commercial paper program, and may provide investment banking services in the future to IP. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company and of IP for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company and IP for the five years ended

Champion International Corporation
May 12, 2000
Page  2

December 31, 1999; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and IP; certain other communications from the Company and IP to their respective shareholders; and certain internal financial analyses and forecasts for the Company and IP prepared by the managements of the Company and IP. We also have held discussions with members of the senior management of the Company and IP regarding their assessment of the strategic rationale for, and potential benefits of, the transaction contemplated by the Agreement, the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of the Company and IP, and certain cost savings and operating synergies projected by the managements of the Company and IP to result from the transaction contemplated by the Agreement. In addition, we have reviewed the reported price and trading activity for the Shares and the IP Common Stock, compared certain financial and stock market information for the Company and IP with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the paper and forest products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or IP or on the contemplated benefits of the transaction contemplated by the Agreement. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or IP or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or as to how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration to be received by the holders (other than IP) of Shares in the Offer and the Merger is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
---------------------------------------------------------
(GOLDMAN, SACHS & CO.)

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (a)(1)     Exchange Offer Prospectus, dated May 12, 2000 (incorporated herein by reference to the Registration Statement on Form
              S-4 of International Paper Company dated May 19, 2000).
   (a)(2)     Letter of Transmittal (incorporated herein by reference to
              Exhibit 99.1 to the Registration Statement on Form S-4 of
              International Paper Company dated May 19, 2000).
   (a)(3)     Chairman's Letter to Shareholders of Champion International
              Corporation, dated May 19, 2000.
   (a)(4)     Press Release of Champion International Corporation, dated
              May 12, 2000 (incorporated herein by reference to Champion
              International Corporation's Rule 425 filing dated May 15,
              2000).
   (e)(1)     Agreement and Plan of Merger, dated as of May 12, 2000,
              among Champion International Corporation, International
              Paper Company and Condor Acquisition Corporation
              (incorporated by reference to Champion International
              Corporation's Current Report on Form 8-K, dated May 17,
              2000).
   (e)(2)     Opinion of Goldman, Sachs & Co. to the Board of Directors of
              Champion International Corporation, dated May 12, 2000
              (included as Schedule II hereto).
   (e)(3)     Agreement dated as of September 18, 1997 between Champion
              International Corporation and Richard E. Olson providing
              certain employment, severance and retirement arrangements
              (incorporated by reference to Exhibit 10.11 to Champion
              International Corporation's Annual Report on Form 10-K for
              the fiscal year ended December 31, 1997).
   (e)(4)     Agreement Relating to Legal Expenses dated September 18,
              1997 between Champion International Corporation and Richard
              E. Olson providing reimbursement of certain legal expenses following a change in control of Champion (incorporated by reference to Exhibit 10.12 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
   (e)(5)     Amendment dated as of May 28, 1999 to Agreement dated as of
              September 18, 1997 between Champion International
              Corporation and Richard E. Olson (incorporated by reference to Exhibit 10.1 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
   (e)(6)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and Kenwood C. Nichols providing certain employment, severance and retirement arrangements
              (incorporated by reference to Exhibit 10.16 to Champion
              International Corporation's Annual Report on Form 10-K for
              the fiscal year ended December 31, 1990).
   (e)(7)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and Kenwood C.
              Nichols providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.17 to
              Champion International Corporation's Annual Report on Form
              10-K for the fiscal year ended December 31, 1990).
   (e)(8)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and Kenwood C. Nichols (incorporated by
              reference to Exhibit 10.18 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
   (e)(9)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and Kenwood C. Nichols (incorporated by reference to Exhibit
              10.2 to Champion International Corporation's Quarterly
              Report on Form 10-Q for the quarter ended September 30,
              1999).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (e)(10)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and L. Scott Barnard providing
              certain severance arrangements (incorporated by reference to
              Exhibit 10.31 to Champion International Corporation's Annual
              Report on Form 10-K for the fiscal year ended December 31,
              1996).
  (e)(11)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and L. Scott
              Barnard providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.32 to
              Champion International Corporation's Annual Report on Form
              10-K for the fiscal year ended December 31, 1996).
  (e)(12)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and L. Scott Barnard (incorporated by reference to Exhibit 10.33 to Champion International Corporation's
              Annual Report on Form 10-K for the fiscal year ended
              December 31, 1996).
  (e)(13)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and L. Scott Barnard (incorporated by reference to Exhibit
              10.4 to Champion International Corporation's Quarterly
              Report on Form 10-Q for the quarter ended September 30,
              1999).
  (e)(14)     Agreement dated as of October 18, 1990 between Champion
              International Corporation and Richard L. Porterfield
              providing certain severance arrangements (incorporated by
              reference to Exhibit 10.34 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
  (e)(15)     Agreement Relating to Legal Expenses dated October 18, 1990 between Champion International Corporation and Richard L.
              Porterfield providing reimbursement of certain legal
              expenses following a change in control of Champion
              International Corporation (incorporated by reference to
              Exhibit 10.35 to Champion International Corporation's Annual
              Report on Form 10-K for the fiscal year ended December 31,
              1996).
  (e)(16)     Amendment dated as of September 19, 1991 to Agreement dated as of October 18, 1990 between Champion International
              Corporation and Richard L. Porterfield (incorporated by
              reference to Exhibit 10.36 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
  (e)(17)     Amendment dated as of May 28, 1999 to Agreement dated as of
              October 18, 1990 between Champion International Corporation and Richard L. Porterfield (incorporated by reference to
              Exhibit 10.3 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
  (e)(18)     Agreement dated as of May 28, 1999 between Champion
              International Corporation and Thomas L. Griffin providing
              certain severance arrangements (incorporated by reference to
              Exhibit 10.5 to Champion International Corporation's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
  (e)(19)     Agreement Relating to Legal Expenses dated May 28, 1999
              between Champion International Corporation and Thomas L.
              Griffin providing reimbursement of certain legal expenses
              following a change in control of Champion International
              Corporation (incorporated by reference to Exhibit 10.7 to
              Champion International Corporation's Quarterly Report on
              Form 10-Q for the quarter ended September 30, 1999).
  (e)(20)     Amendment dated as of May 28, 1999 to Agreement dated as of
              May 28, 1999 between Champion International Corporation and
              Thomas L. Griffin (incorporated by reference to Exhibit 10.6 to Champion International Corporation's Quarterly Report on
              Form 10-Q for the quarter ended September 30, 1999).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (e)(21)     Trust Agreement dated as of February 19, 1987 between
              Champion International Corporation and Fleet National Bank
              securing certain payments under the contracts listed as
              Exhibit numbers (e)(3) through (e)(20), among others,
              following a change in control of Champion (incorporated by reference to Exhibit 19.11 to Champion International
              Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1987).
  (e)(22)     Amendment dated as of August 18, 1988 to Trust Agreement
              dated as of February 19, 1987 between Champion International
              Corporation and Fleet National Bank (incorporated by
              reference to Exhibit 10.29 to Champion International
              Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).
  (e)(23)     Second Amendment dated as of October 1, 1999 to Trust
              Agreement dated as of February 19, 1987 between Champion
              International Corporation and Fleet National Bank
              (incorporated by reference to Exhibit 10.8 to Champion
              International Corporation's Quarterly Report on Form 10-Q
              for the quarter ended September 30, 1999).
  (e)(24)     Third Amendment dated as of December 1, 1999 to Trust
              Agreement dated as of February 19, 1987 between Champion
              International Corporation and Fleet National Bank
              (incorporated by reference to Exhibit 10.34 to Champion
              International Corporation's Annual Report on Form 10-K for
              the year ended December 31, 1999).